

September 18, 2012

Via E-mail
Xingping Hou
Chief Executive Officer
Geltology Inc.
Room 2903, Unit B
Jianwai SOHO East District
39 East Third Ring Road Central
Chaoyang District, Beijing City, China

> **Re: Geltology Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed August 29, 2012**
> **File No. 333-174874**

Dear Mr. Hou:

We have reviewed your response dated August 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. All page numbers below correspond to the marked version of your filing.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Naval Orange Production, page 5

1. We note your response to our prior comment 2. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period. Otherwise, please revise to include enough information regarding the growth of the industry during the period in question so that any trends or compound annual growth rate disclosure can be better understood in context.

Our Competitive Strengths, page 7

2. We note that in the first paragraph you address the quality standards that apply to your contract farmers and to your suppliers. Please revise to also address the quality standards that you follow in the orchards that you farm with your own employees.

Growth Strategy, page 8

3. We note your response to our prior comments 20 and 35. Please revise here to disclose the anticipated costs for implementing your advertising growth strategy, as you discuss in your response to our prior comment 35.

Competition, page 8

4. We note your response to our prior comment 22 and the addition of the footnote on page 9. It is still not clear to us from the disclosure what the designation of Leading Enterprise Qualification means. Please define it when first used.

Suppliers, page 9

5. We note from your revised disclosure in response to our prior comment 23 that with regards to supply contracts with third parties, you will pay 10% of the purchase price to the supplier upon signing of the agreement. Please revise the notes to your financial statements to disclose how you account for these advance payments.

Significant Customers, page 10

6. Your revised disclosure in response to our prior comment 25 indicates that distributors deposit RMB 1,000,000 with you as a security deposit. Please revise the notes to your financial statements to disclose how you account for these deposits, the conditions under which the deposits would or would not be refunded to the distributors, and whether the deposits are offset with amounts due monthly from such distributors. In addition, your revised disclosure should indicate the number of distributors with which you have these agreements.

Management's Discussion and Analysis, page 26

7. Please revise MD&A to include a discussion of the company's financial condition, results of operations and liquidity and capital resources as of June 30, 2012 and for the six month periods ended June 30, 2012 and 2011 as included in the company's most recent interim financial statements included in the filing.

Results of Operations for the Year Ended December 31, 2011 Compared, page 29

8. Please explain to us the meaning of the statement in the first paragraph that "[t]he favorable market caused by the continually rising demand for organic navel oranges in China made it possible for [you] to increase [y]our sale price" in light of your disclosure on page 4 that you "do not market any of [y]our navel oranges as organic to the consumer market."

Liquidity and Capital Resources, page 36

9. We note your response to our prior comment 35. Please revise to disclose the amount you plan to spend over the next 12 months on advertising along with any other material planned expenditures.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Tahra Wright
        Loeb & Loeb LLP